Exhibit 99.11

Notice to ASX

Not for release, publication or distribution, in whole or in part, directly or indirectly, in or into the United States or Canada.

Rio Tinto Limited successfully completes A$2,871 million off-market buy-back

12 November 2018

Rio Tinto has successfully completed its off-market buy-back, achieving its share purchase target of approximately 41.2 million Rio Tinto Limited shares, for a total consideration of A$2,871 million (US$2,081 million1). The Buy-Back Price was A$69.69 per Share which represented a discount of 14 per cent to the Market Price2.

Rio Tinto chief executive J-S Jacques said “We are delighted to be returning US$2.1 billion to our Rio Tinto Limited shareholders through this off-market buy-back. Strong demand has enabled us to return the maximum amount, and at a discount of 14 per cent. The remaining US$1.1 billion of funds will be returned through our ongoing buy-back of Rio Tinto plc shares. In 2018 we have announced cash returns to shareholders of US$6.4 billion. Our strategic focus, with disciplined allocation of capital, is ensuring that we continue to deliver superior returns to our shareholders in the short, medium and long term.”

The Rio Tinto Limited Buy-Back was announced to the Australian Securities Exchange (“ASX”) on 20 September 2018 as part of a US$3.2 billion share buy-back programme (the “Programme”), returning the post-tax proceeds from the sale of coal assets in 2018 to Rio Tinto shareholders.

Rio Tinto Limited bought back 41,198,134 Shares, at an aggregate cost of A$2,871 million (US$2,081 million). This represents 9.99 per cent of Rio Tinto Limited's issued ordinary shares (or 2.41 per cent of the Rio Tinto Group’s issued ordinary shares3).  Following completion, Rio Tinto Limited’s issued share capital will stand at 371,216,214 shares.

The portion of the Programme relating to the on-market buy-back of Rio Tinto plc shares will now total a maximum amount of US$1,119 million and will commence on 28 February 2019 and will be completed no later than 28 February 2020.

All shares purchased will be cancelled.

Due to the significant oversubscription for the Buy-Back, a 58.27 per cent scale back of Tenders was required. Subject to exclusions set out in the Buy-Back Booklet, shareholders who tendered their shares at a 14 per cent Tender Discount to the Market Price or as a Final Price Tender will have a Priority Allocation of 70 shares bought back before the scale back is applied. Successful shareholders who tendered all of their shares at a 14 per cent tender discount to the Market Price or as a Final Price Tender and who would be left with 30 shares or less as a result of the Priority Allocation and scale back, will have all of their shares bought back in full.

[1]	At transacted rate.
[2]

Based on the volume weighted average price of Rio Tinto Limited’s ordinary shares traded on the ASX over the five trading days up to and including 9 November 2018, calculated to four decimal places, as determined by Rio Tinto.

[3]	Based on the aggregate number of issued ordinary shares in Rio Tinto Limited and Rio Tinto plc as at the close of trading on 9 November 2018.

The Buy-Back Price was greater than any Minimum Price and hence these eligible price conditional tenders were included in the scale back calculations.  Shares tendered at discounts less than or equal to 13 per cent were not bought back.

Further details of the outcome of the Buy-Back are set out in the attached appendix.

All proceeds due under the Buy-Back will be paid in Australian dollars. Proceeds due to shareholders who have recorded on the Share Register a direct credit authority with an Australian bank account are expected to be credited to that account on 19 November 2018. Payment by cheque in Australian dollars will be dispatched by mail on the same date to all other shareholders. Shares that have been tendered into the Buy-Back, but not bought back, are expected to be released to shareholders on 12 November 2018.

Further information is available at www.riotinto.com/sharebuyback or by calling the Rio Tinto shareholder information lines:

• within Australia on 1800 813 292 (toll free); or

• from outside Australia on +61 3 9415 4030,

at any time between 8.30am and 5.30pm (Melbourne time) Monday to Friday.

Important Notices

Capitalised terms not otherwise defined in this announcement have the same meaning as contained within the Buy-Back booklet released to the ASX on 3 October 2018.

This announcement, and any other documents related to the Programme or the Buy-Back, are not for distribution, directly or indirectly, in or into the United States (including its territories and possessions, any State of the United States and the District of Columbia) or Canada.

Certain statements contained in this announcement may constitute "forward looking statements" for the purposes of applicable securities laws.  Rio Tinto undertakes no obligation to revise the forward looking statements included in this announcement to reflect any future events or circumstances.  Rio Tinto's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward looking statements.  Factors that could cause or contribute to such differences include, for example, the general trading and economic conditions affecting Rio Tinto.

This announcement does not provide financial product advice or investment advice and Rio Tinto is not making any recommendation or giving any advice on the value of its shares, or whether (or how) you should sell your shares. This announcement has been prepared without taking into account your particular objectives, financial situation, taxation circumstances or needs. Rio Tinto strongly recommends that you consult your financial, taxation or other professional adviser.

APPENDIX

OUTCOME OF RIO TINTO LIMITED OFF-MARKET BUY-BACK

The key features of the Buy-Back are as follows:

Value of Shares bought back	A$2,871,097,958
Market Price	A$81.0268
Buy-Back Discount	14 per cent
Buy-Back Price	A$69.69
Capital component per Share	A$9.44
Fully franked dividend component	A$60.25
Tax Value[4]	A$77.80
Number of Shares bought back	41,198,134
Percentage of Rio Tinto Limited issued shares bought back	9.99 per cent
Scale back	58.27 per cent

As a result of the 58.27 per cent scale back, save for in the case of Excluded Tenders, successful shareholders will have 41.73 per cent of their shares tendered in excess of the Priority Allocation of 70 shares bought back.

For shareholders who successfully tendered their shares, A$60.25 of the Buy-Back Price is treated as a fully franked dividend for Australian taxation purposes. For Australian capital gains tax purposes, the deemed capital proceeds are expected to be A$17.55, being the A$9.44 capital component plus A$8.11, which is the amount by which the Tax Value exceeds the Buy-Back Price. It is expected that both the amount taken to be a dividend component and the amount of the deemed capital proceeds will be confirmed by the ATO in its Class Ruling. The ATO has indicated that it expects the Class Ruling in respect of the Buy-Back to be issued by 12 December 2018.

[4]

As agreed with the Australian Taxation Office, the Tax Value has been determined by adjusting the volume weighted average price of Rio Tinto Limited’s ordinary shares over the last five trading days up to and including 19 September 2018 (being A$73.48) by the percentage movement in the Rio Tinto plc share price from the close of trading on the London Stock Exchange on 19 September 2018 (£37.225) to the opening of trading on the London Stock Exchange on 9 November 2018 (£39.41).

Contacts

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